VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	CW Petroleum Corp. – Withdrawal of Registration Statement on Form S-1 (Registration No. 333-265369)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), CW Petroleum Corp, a Wyoming corporation (the “Company”), respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-265369), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2022, with such request to be approved effective as of the date hereof. The Registration Statement was not declared effective by the Commission and no securities have been sold or issued thereunder.

The Registration Statement registered the sales of 3,157,894 units of the Company. The Company has decided to withdraw the Registration Statement at this time due to being unable to close the offering and the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company requests that in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

We appreciate your assistance, and should you need any additional information, please feel free to contact our outside counsel, Brian Higley of Business Legal Advisors, LLC at (801) 634-1984.

Very truly yours,

/s/ Christopher Williams

Name: Christopher Williams

Title: Chief Executive Officer

CW Petroleum Corp

cc:	Brian Higley (Business Legal Advisors, LLC)